Exhibit 12.2
Doral Financial Corporation
Computation of Ratio of Earnings to Fixed Charges and Preferred Stock Dividends

Quarter Ended
March 31, 2009
Including Interest on Deposits

Earnings:
Pre-tax loss from continuing operations	$(46,398)
Plus:
Fixed Charges (excluding capitalized interest)	81,087

Total Earnings	$34,689

Fixed Charges:
Interest expensed and capitalized	$80,381
Amortized premiums, discounts, and capitalized expenses related to indebtedness	43
An estimate of the interest component within rental expense	663

Total Fixed Charges before preferred dividends	81,087

Preferred dividends	8,325
Ratio of pre tax loss to net loss	1.002

Preferred dividend factor	8,342

Total fixed charges and preferred stock dividends	$89,429

Ratio of Earnings to Fixed Charges and Preferred Stock Dividends	(A)

Excluding Interest on Deposits

(Loss) Earnings:
Pre-tax loss from continuing operations	$(46,398)
Plus:
Fixed Charges (excluding capitalized interest)	42,880

Total (Loss) Earnings	$(3,518)

Fixed Charges:
Interest expensed and capitalized	$42,174
Amortized premiums, discounts, and capitalized expenses related to indebtedness	43
An estimate of the interest component within rental expense	663

Total Fixed Charges before preferred dividends	42,880

Preferred dividends	8,325
Ratio of pre tax loss to net loss	1.002

Preferred dividend factor	8,342

Total fixed charges and preferred stock dividends	$51,222

Ratio of Earnings to Fixed Charges and Preferred Stock Dividends	(A)

(A)	Due to the Company’s pre-tax loss for the quarter ended March 31, 2009 the ratio coverage was less than 1:1. The Company would have to generate additional earnings of $54.7 million to achieve a ratio of 1:1 during the first quarter of 2009.